RICHARDSON & PATEL LLP
10900 Wilshire Blvd, Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

June 4, 2008

VIA FEDERAL EXPRESS, EDGAR, AND FASCIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Pamela A. Long

Re:	Ever-Glory International Group, Inc. Registration Statement on Form S-1 Filed May 28, 2008 File No. 333-151217

Dear Ms. Long:

On behalf of Ever-Glory International Group, Inc. (the “Company” or “Ever-Glory”), set forth below is the Company’s response to the comment received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated June 2, 2008. We have reproduced the Staff’s comment in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.
Please amend the selling shareholder table to include all shares beneficially owned by selling shareholders (including those underlying convertibles notes registered on Form S-1 333-146528) as being beneficially owned.

Response: We have amended the selling shareholder table on page 34 accordingly.

*   *   *   *   *

Pamela A. Long
Securities and Exchange Commission
June 3, 2008

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, RICHARDSON & PATEL, LLP

/s/ Jamie H. Kim
Jamie H. Kim, Esq.